Exhibit 99.1

Suzano S.A. Unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	September 30, 2021	December 31, 2020
ASSETS
CURRENT
Cash and cash equivalents	5	13,461,967	6,835,057
Marketable securities	6	5,228,075	2,212,079
Trade accounts receivable	7	4,577,069	2,915,206
Inventories	8	4,652,459	4,009,335
Recoverable taxes	9	427,987	406,850
Derivative financial instruments	4.5	515,204	484,043
Advances to suppliers	10	39,327	43,162
Other assets		783,943	738,924
		29,686,031	17,644,656
Assets held for sale	1.2.2		313,338
Total current assets		29,686,031	17,957,994

NON-CURRENT
Marketable securities	6	240,329	184,778
Recoverable taxes	9	1,219,207	834,575
Deferred taxes	12	8,505,573	8,677,002
Derivative financial instruments	4.5	753,791	857,377
Advances to suppliers	10	1,220,625	1,015,115
Judicial deposits		322,879	257,789
Other assets		237,742	235,341

Biological assets	13	11,807,705	11,161,210
Investments	14	518,977	359,071
Property, plant and equipment	15	38,027,466	39,156,890
Right of use	19.1	4,593,241	4,344,078
Intangible	16	16,249,726	16,759,528
Total non-current		83,697,261	83,842,754
TOTAL ASSETS		113,383,292	101,800,748

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	September 30, 2021	December 31, 2020
LIABILITIES
CURRENT
Trade accounts payable	17	2,966,600	2,361,098
Loans, financing and debentures	18.1	2,286,040	2,043,386
Lease liabilities	19.2	623,136	620,177
Derivative financial instruments	4.5	1,619,081	1,991,118
Taxes payable		346,285	170,482
Payroll and charges		549,949	492,728
Liabilities for assets acquisitions and associates	23	91,828	101,515
Dividends payable		11,173	6,232
Advance from customers		92,567	25,171
Other liabilities		359,754	360,916
Total current liabilities		8,946,413	8,172,823

NON-CURRENT
Loans, financing and debentures	18.1	74,861,856	70,856,496
Lease liabilities	19.2	5,030,297	4,571,583
Derivative financial instruments	4.5	6,061,046	6,126,282
Liabilities for assets acquisitions and associates	23	301,893	400,713
Provision for judicial liabilities	20.1	3,273,411	3,255,955
Employee benefit plans	21.2	795,090	785,045
Deferred taxes	12		570
Share-based compensation plans	22.3	206,961	195,135
Advance from customers		165,439
Other liabilities		122,040	98,768
Total non-current liabilities		90,818,033	86,290,547
TOTAL LIABILITIES		99,764,446	94,463,370

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		14,244	10,612
Treasury shares		(218,265)	(218,265)
Other reserves		1,988,711	2,129,944
Retained earnings (accumulated deficit)		2,498,255	(3,926,015)
Controlling shareholders´		13,518,491	7,231,822
Non-controlling interest		100,355	105,556
Total equity		13,618,846	7,337,378
TOTAL LIABILITIES AND EQUITY		113,383,292	101,800,748

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Third quarter		9 months YTD
	Note	July 1 to September 30, 2021	July 1 to September 30, 2020	September 30, 2021	September 30, 2020
NET SALES	27	10,761,855	7,470,835	29,495,460	22,447,301
Cost of sales	29	(5,299,911)	(4,473,994)	(14,922,600)	(14,082,687)
GROSS PROFIT		5,461,944	2,996,841	14,572,860	8,364,614

OPERATING INCOME (EXPENSES)
Selling	29	(578,101)	(522,594)	(1,656,801)	(1,584,628)
General and administrative	29	(319,590)	(312,735)	(1,055,148)	(963,286)
Income from associates and joint ventures	14	29,459	10,354	119,823	7,402
Other, net	29	18,830	(4,135)	1,445,226	208,267
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		4,612,542	2,167,731	13,425,960	6,032,369

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,212,759)	(1,365,381)	(3,135,851)	(3,484,931)
Financial income		54,444	58,413	124,934	261,586
Derivative financial instruments		(2,529,280)	(1,271,065)	(1,290,407)	(12,106,179)
Monetary and exchange variations, net		(4,077,782)	(1,644,611)	(2,388,590)	(16,994,406)
NET INCOME (LOSS) BEFORE TAXES		(3,152,835)	(2,054,913)	6,736,046	(26,291,561)

Income and social contribution taxes
Current	12	(87,860)	(47,470)	(243,523)	(105,299)
Deferred	12	2,281,320	944,676	(170,458)	9,767,574
NET INCOME (LOSS) FOR THE PERIOD		(959,375)	(1,157,707)	6,322,065	(16,629,286)

Attributable to
Controlling shareholders’		(961,974)	(1,160,499)	6,315,893	(16,640,130)
Non-controlling interest		2,599	2,792	6,172	10,844

Earnings (Loss) per share
Basic	25.1	(0.71298)	(0.86012)	4.68114	(12.33313)
Diluted	25.2	(0.71286)	(0.86012)	4.68032	(12.33313)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Third quarter		9 months YTD
	July 1 to September 30, 2021	July 1 to September 30, 2020	September 30, 2021	September 30, 2020
Income (loss) for the period	(959,375)	(1,157,707)	6,322,065	(16,629,286)
Other comprehensive income (loss)
Exchange rate variation and fair value investments in equity measured at fair value through other comprehensive income	1,694	910	1,477	3,466
Tax effect of the above items	(576)	(309)	(502)	(1,178)
Items with no subsequent effect on statement of income	1,118	601	975	2,288

Exchange rate variation on conversion of financial information of the associates abroad	(10,178)	2,074	(33,055)	(2,737)
Realization of the above items (1)	(79)		(825)
Items with subsequent effect on statement of income	(10,257)	2,074	(33,880)	(2,737)
	(968,514)	(1,155,032)	6,289,160	(16,629,735)

Attributable to
Controlling shareholders’	(971,113)	(1,157,824)	6,282,988	(16,640,579)
Non-controlling interest	2,599	2,792	6,172	10,844

(1)	Effect arising from the remeasurement of Spinnova’s investment (Note 1.2.5)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves			Retained earnings reserves
	Share capital	Share issuance costs	Stock options granted	Other	Treasury shares	Legal Reserve	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2019	9,269,281	(33,735)	5,979	6,410,885	(218,265)	317,144	2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income
Net income (loss) for the period								(16,640,130)	(16,640,130)	10,844	(16,629,286)
Other comprehensive income for the period							(449)		(449)		(449)
Transactions with shareholders
Stock options granted			2,566						2,566		2,566
Unclaimed dividends forfeited								83	83		83
Fair value attributable to non-controlling interest										(5,093)	(5,093)
Internal changes in equity
Realization of deemed cost, net of taxes							(40,159)	40,159
Balances at September 30, 2020	9,269,281	(33,735)	8,545	6,410,885	(218,265)	317,144	2,180,733	(16,599,888)	1,334,700	121,090	1,455,790

Balances at December 31, 2020	9,269,281	(33,735)	10,612		(218,265)		2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net income for the period								6,315,893	6,315,893	6,172	6,322,065
Other comprehensive income for the period							(32,905)		(32,905)		(32,905)
Transactions with shareholders
Stock options granted			3,632						3,632		3,632
Unclaimed dividends forfeited								49	49		49
Fair value attributable to non-controlling interest										(11,373)	(11,373)
Internal changes in equity
Realization of deemed cost, net of taxes							(108,328)	108,328
Balances at September 30, 2021	9,269,281	(33,735)	14,244		(218,265)		1,988,711	2,498,255	13,518,491	100,355	13,618,846

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	September 30, 2021	September 30, 2020
OPERATING ACTIVITIES
Net income (loss) for the period	6,322,065	(16,629,286)
Adjustment to
Depreciation, depletion and amortization (Notes 26 and 29)	5,081,318	4,871,983
Depreciation of right of use (Note 19.1)	151,314	126,801
Sublease of ships	(32,198)	(23,321)
Interest expense on lease liabilities	317,850	284,230
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	(492,384)	1,496
Income from associates and joint ventures	(119,823)	(7,402)
Exchange rate and monetary variations, net (Note 26)	2,388,590	16,994,406
Interest expenses with financing, loans and debentures, net (Note 26)	2,292,512	2,522,764
Premium expenses with early settlements (Note 26)	260,289	391,390
Capitalized loan costs (Note 26)	(5,060)	(9,891)
Accrual of interest on marketable securities	(75,408)	(82,607)
Amortization of fundraising costs (Note 26)	90,270	72,516
Derivative losses, net (Note 26)	1,290,407	12,106,179
Fair value adjustment of biological assets (Note 13)	(564,533)	(173,733)
Deferred income tax and social contribution (Note 12.3)	170,458	(9,767,574)
Interest on actuarial liabilities (Note 21.2)	41,886	39,806
Provision (reversal) for judicial liabilities, net (Note 20.1)	57,633	(12,758)
Allowance for doubtful accounts, net (Note 7.3)	5,685	5,210
Provision (reversal) for inventory losses, net (Note 8.1)	32,555	(28,718)
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	31,422	(93,375)
Tax credits (note 20.3 and 29)	(368,965)
Other	19,922	25,913
Decrease (increase) in assets
Trade accounts receivables	(1,520,746)	1,016,240
Inventories	(656,737)	560,017
Recoverable taxes	(38,000)	262,385
Other assets	133,882	37,210
Increase (decrease) in liabilities
Trade accounts payables	917,283	(198,694)
Taxes payable	256,084	135,649
Payroll and charges	57,212	78,293
Other liabilities	(141,557)	(344,568)
Cash provided by operations	15,903,226	12,160,561
Payment of interest with financing, loans and debentures (Note 18.2)	(2,633,676)	(2,883,161)
Payment of premium with early settlements (Note 18.2)	(260,289)	(378,382)
Interest received from marketable securities	53,339	146,151
Payment of income taxes	(82,156)	(130,096)
Cash provided by operating activities	12,980,444	8,915,073

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(1,184,218)	(869,309)
Additions to intangible (Note 16)	(215,545)	(1,426)
Additions to biological assets (Note 13)	(2,624,958)	(2,316,626)
Proceeds from sale of property, plant and equipment	1,305,791	88,814
Capital increase (Note 14.3)	(51,816)
Marketable securities, net	(3,014,563)	3,755,545
Advance for acquisition of wood from operations with development	(193,334)	87,878
Dividends received	6,453	753
Acquisition of non-controlling interests	(6,516)
Cash provided (used) in investing activities	(5,978,706)	745,629

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	16,788,680	10,583,172
Payment of derivative transactions (note 4.5.4)	(1,655,256)	(3,147,456)
Payment of loans, financing and debentures (note 18.2)	(15,407,928)	(13,752,144)
Payment of leases (note 19.2)	(697,702)	(577,127)
Payment of dividends	(2,322)
Liabilities for assets acquisitions and associates	(150,735)	(151,182)
Cash used by financing activities	(1,125,263)	(7,044,737)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	750,435	1,382,092

Increase in cash and cash equivalents, net	6,626,910	3,998,057
At the beginning for the period	6,835,057	3,249,127
At the end for the period	13,461,967	7,247,184
Increase in cash and cash equivalents, net	6,626,910	3,998,057

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

1.	COMPANY´S OPERATIONS

Suzano S.A., together with its associates (“Suzano” or collectively “Company”), is a public company with its headquarters office in Brazil, at Avenida Professor Magalhães Neto, no. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and the main business office in the city of São Paulo.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3 and American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company holds 12 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis and Mucuri (Bahia, State), Maracanaú (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano, being 2 units (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina and sales offices in China.

The Company's operations also include the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or enterprise, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.72% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was approved by Board of Directors on October 25, 2021.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	September 30, 2021	December 31, 2020
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.30%	8.30%
Ensyn Corporation (1)	Biofuel research and development	United States of America	Direct	Equity	26.24%	25.30%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A.	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Plc (2)/(3)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	19.14%	23.44%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano Finland Oy (4)	Industrialization, commercialization of cellulose, microfibrillated cellulose and paper.	Finland	Direct	Consolidated	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Indirect	Consolidated	100.00%	100.00%
FuturaGene AgriDev Xinjiang Company Ltd. (5)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Veracel Celulose S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Woodspin Oy (6)	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfibrillated cellulose.	Finland	Direct/Indirect	Equity	50.00%

1)	Increase in equity interest due to the contribution made by the Company.

2)	On June 24, 2021, dilution of Company’s interest due to IPO and issuance of new shares by the associate (note 1.2.5).

3)	On July 1, 2021, dilution of Company’s interest due issuance of supplementary share option by the associate (note 1.2.5).

4)	On April 9, 2021, acquisition of legal entity CS Holding 99 Oy and subsequent change of corporate name to Suzano Finland Oy.

5)	On March 18, 2021, company dissolution.

6)	On March 23, 2021, established of joint venture controlled with Spinnova Plc, a company located in Finland.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

1.2.	Major events in the nine-month period ended September 30, 2021

1.2.1.	Effects arising from COVID 19

With the advent of the pandemic of COVID-19, popularly known as the new coronavirus, Suzano has adopted and has maintained preventive and mitigating measures, in compliance with rules and policies established by national and international health authorities, in order to minimize, the harmful effects of the pandemic, referring to the safety of people, society and their businesses.

Thus, Company's initiatives are based on three pillars:

(i)	Protection for people: in order to provide security to its employees and third parties workers on site, Suzano adopted a series of measures to minimize exposure of its team and / or mitigate exposure risks.

(ii)	Protection of society: one of Suzano's three cultural drivers is: “It is only good for us, if it is good for the world”. Since the beginning of the pandemic, Suzano has adopted a series of measures to protect society, including:

•	Donation of toilet paper, napkins and disposable diapers produced by the Company for needy regions.

•	Acquisition of 159 respirators and 1,000,000 hospital masks for donation to the Federal and State Governments.

•	Participation in joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, to support the Brazilian company Magnamed, in the production of respirators to deliver to the Federal Government. Suzano's disbursement in this action was R$9,584 in 2020.

•	Construction of a field hospital in Teixeira de Freitas (BA) in conjunction with Veracel, which has already been handed over to the state government and opened in July 2020.

•	Establishment a partnership with Fatec of Capão Bonito for the production of gel alcohol.

•	Loan of forklifts to move donations received by the Red Cross.

•	Maintenance of all direct jobs.

•	Maintenance, for 90 days (until the end of June 2020) of payment of 100% of the cost of the payroll of service providers' workers who had their activities suspended due to the pandemic, aiming at the consequent preservation of jobs.

•	Creation of a support program for small suppliers, a social support program for small farmers to sell their products through the home delivery system in 38 communities supported by Suzano's Rural and Territorial Development Program (“PDRT”) in 5 states and social program with the objective of provide 125,000 masks in communities for donation in 5 states.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

•	Launch a program to support its portfolio of small and medium-sized paper customers entitled “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities.

•	Support for the State Government of Maranhão in setting up the Imperatriz Temporary Hospital, donating R$2,798.

•	Provision of 280,000 cubic meters of oxygen to the State of Amazonas.

•	Construction of a new treatment center for COVID-19 in São Paulo, in partnership with Gerdau, BTG Pactual, Península Participações and through joint efforts with Hospital Israelita Albert Einstein and the Municipal Government of São Paulo.

•	Donation of oxygen concentrators acquired in a joint action involving Suzano, Bradesco, BRF, B3, Embraer, Gerdau, Ultra Group, Itaú Unibanco, Magazine Luiza, Marfrig, Natura&Co and Unipar, which were delivered to the Ministry of Health, who will be responsible to carry out the logistics for the distribution of concentrators.

•	Donation of 65,696 cubic meters of oxygen to Imperatriz in the State of Maranhão and 1,300 cubic meters to Aracruz in the State of Espírito Santo.

The disbursements made for carrying out the social actions implemented by Suzano, totaled R$23,910 through September 30, 2021 (Note 29).

(iii)	Protection for business: to date, the Company continues with its normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been advancing its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of their products.

The current situation resulting from the COVID-19 also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

As previously disclosed during the year 2020, the Company temporarily stopped production for 30 days on April 27, 2020 and May 1, 2020 on the paper production lines of the Mucuri and Rio Verde industrial units, respectively, however, the activities of the factories were resumed at normal level at the beginning of July 2020 and have been maintained until now.

Finally, it is worth noting that, as a result of the current scenario, the Company has made and maintained a vast communication effort to its main stakeholders, ensuring transparency and adequate flow of information about dynamics of the social and economic conjuncture.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

1.2.2.	Conclusion of commitment to purchase and sale of rural properties and forests with conditions precedent (“Closing”)

On January 5, 2021, through a Notice to the Market, the Company informed the conclusion of the transaction with Bracell SP Celulose Ltda.(“Bracell”) and Turvinho Participações Ltda. (“Turvinho”), receiving the final purchase price of R$1,056,755 in connection with the terms of the purchase and sale of rural properties and forests, with the conditions precedent agreement signed between the parties.

From the total amount received:

i)	R$375,860 was recognized in other liabilities, since it is related to the sale of eucalyptus forests (mature) and biological assets in formation (immature), which will be recognized in other operating results upon delivery of the wood, scheduled for 2027; and

ii)	R$680,895 was recognized in other operating results, in compliance with the obligation to delivery and transfer the possession of the rural properties. The cost of properties in the amount of R$289,867, previously classified non-current assets held for sale, was realized and recognized in other operating results, generating a net income of R$391,028.

In addition, of the amount received for the sale of rural properties, R$50,415 was classified as marketable securities of long-term as escrow account, whose amount will only be released after compliance with the documentary regularization of certain rural properties as defined in the terms of the purchase and sale. Regularization costs were estimated at R$8,000 and were recognized in the other operating results.

In the nine-month period ended September 30, 2021, the Company recognized sales revenue in the amount of R$822.149 because of the transfer of control of part of the assets.

1.2.3.	New facility in Cachoeiro de Itapemirim (ES)

In early 2021, the Company inaugurated a new facility located in the city of Cachoeiro de Itapemirim, in the state of Espírito Santo, which convert tissue paper (soft and high-absorption papers) into finished products.

Mimmo and Max Pure brand toilet papers are produced. The facility has the capacity to produce 30 thousand tons per year of toilet paper, which is equivalent to 1,000,000 rolls/day.

1.2.4.	Cerrado Project Approval

On May 12, 2021, the Company communicated through material fact, that its Board of Directors approved, subject to the conditions below, the realization of investment for construction of a new pulp production mill with a nominal capacity of 2,300,000 tons of eucalyptus pulp per year, in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project (“Cerrado Project” or “Project”).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

The Project shall have an industrial capital investment estimated on R$14,700,000, the disbursement of which shall be distributed between the years of 2021 and 2024. The Company estimates that the new plant will start operating in the first quarter of 2024.

The approval and the effective execution of the Cerrado Project are subject to (i) the Company's commitment to financial discipline, maintaining compliance with the parameters established in the Suzano’s Debt Management Policy; and (ii) the conclusion of the negotiation of the acquisition of the equipment and services necessary to carry out the Project, under satisfactory conditions, to be subsequently evaluated and resolved by the Board of Directors.

The Project shall be financed by the Company's cash position and cash generation from current businesses, which can be complemented by financing, provided that the conditions are attractive in terms of cost and term.

The Cerrado Project represents an important advance in the Company's long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp and Suzano’s evolution in sustainability - especially regarding climate and waste, providing a major carbon capture increase arising from the new forest base.

In addition, the expectation is that the new plant will have an excess capacity for generating renewable energy of approximately 180 average megawatts, being also considered in the industry as free from fossil fuels, a new milestone for Suzano in eco-efficiency that demonstrates its commitment to society and the planet.

1.2.5.	Investment remeasurement – Spinnova

On May 17, 2021, the Company increased its capital in associate Spinnova by EUR5,000 (equivalent to R$32,820 on the transaction date), changing the interest percentage from 23.44% to 27.15% and thus holding 9,808,530 shares, which generated a goodwill of R$22,553.

On June 24, 2021, the associate Spinnova concluded its IPO (“Initial Public Offering – IPO”) on the Nasdaq First North Growth Market (“NFNGM”), with the issuance of 13,140,605 shares and raising EUR100,000 (equivalent to R$587,560 on the transaction date). The Spinnova's shares are traded under the ticker SPINN and are renamed as Spinnova Plc (“Public Company Limited”) (previously called as Spinnova Oy (Oy is the equivalent of a limited company in Finland)).

The NFNGM is Nasdaq’s nordic growth market, designed for small and growing companies, according to the guidelines of the capital market as implemented in the national legislation of Denmark, Finland and Sweden and operate by an exchange within the Nasdaq Group. Companies listed on NFNGM are subject do less extensive rules than companies listed on a regulated market, such as the Helsinki Stock Exchange.

As a result of the issuance of shares, the percentage of ownership held by Suzano in relation to the investment in Spinnova decreased from 27.15% to 19.91%.

The effects of Spinnova's capitalization arising from the IPO, generated the dilution of interest, and consequent gain on the remeasurement of the investment in the amount of EUR19,495 (equivalent to R$115,562 on the transaction date) excluding goodwill, arising from the difference between the investment before the IPO in the amount of EUR1,541 (equivalent to R$9,134 on the transaction date) and investment after IPO in the amount of EUR21,037 (equivalent to R$124,696 on June 30, 2021), according to the new interest percentage. The gain was recorded as a debit under investments against income from associates and joint ventures, considering that investment was already recognized by the equity method, as an associate, which remained after the effect of dilution, in view of the assessment made by the Management, in accordance with the requirements of IAS 28 - Investment in associates and joint ventures, from its significant influence on the governance and management of the associate, which has not had significant changes due to the IPO process.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

As part of the transaction, the Company proportionally realized the goodwill in the amount of R$24,569, being a credit recorded in the investments against the loss from associates and joint ventures and the effect of exchange rate variation on Spinnova's investment abroad in the amount of R$746, being recorded as a debit under the heading of realization of comprehensive income, in the group of other comprehensive income, against to income from associates and joint ventures statement.

On July 1, 2021, in connection with the IPO, Spinnova issued a supplementary share option, subscribing 1,971,090 new shares and raising EUR15,078 (equivalent to R$89,375 on the transaction date) excluding goodwill, which resulted, again, in the dilution of the interest from 19.91% to 19.14%, as well as in a gain on the changing the interest percentage of the investment in the amount of EUR2,098 (equivalent to R$12,436 on the transaction date), arising from the difference between the investment before the IPO in the amount of EUR21,037 (equivalent to R$124,696 on June 30, 2021) and investment after the IPO in the amount of EUR23,133 (equivalent to R$137,132 on July 1, 2021), and proportional realization of the goodwill in the amount of R$2,601, being the effects recorded in the investments against to income from associates and joint ventures statement and the effect of exchange variation on Spinnova's investment abroad in the amount of R$79, being recorded in the caption of realization of comprehensive income, in the group of other comprehensive income, against to income from associates and joint ventures statement.

In the nine-month period ended September 30, 2021, as a result of the events described above, the Company recorded a gain of R$100,827 in in the statement of income for the period.

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the nine-month period ended September 30, 2021, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2020 (Note 3.2.34). There were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2020.

The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value;

(iii)	biological assets measured at fair value; and

(iv)	deemed cost of property, plant and equipment.

The main accounting policies applied in the preparation of these unaudited condensed consolidated interim financial information are presented in Note 3.

The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its associates on the nine-month period ended September 30, 2021, as well as in accordance with consistent accounting practices and policies.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2020, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2021 and whose estimated impact was disclosed in the annual financial statements of December 31, 2020, as disclosed in the Note 3.1.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

3.1.1.	Accounting policies adopted

3.1.1.1.	Interest Rate Reform – IAS 39 / IFRS 7 and IFRS 9 - Phase 2 (Applicable on/or after January 1, 2021, early adoption permitted)

The adoption of phase 2, it is summarized as follows:

(i)	changes in contractual cash flows: practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;

(ii)	hedge accounting requirements: end of exemptions for evaluating the effectiveness of hedge accounting relationships (Phase 1), and

(iii)	disclosure: requirements about the disclosure of risks to which the Company is exposed by the reform, risk management and evolution of the IBORs transition.

The Company assessed content of this pronouncement and does not expect to have significant impacts on its debts and derivatives linked to LIBOR (note 4.4.2).

3.1.1.2.	Lease – IFRS 16 - Update of the original issued on June 16, 2020 (Applicable on/or after April 1, 2021, early adoption permitted)

On March 31, 2021, this pronouncement was changed because of the benefits granted to lessee due COVID-19 under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

3.1.2.	Accounting policies not yet adopted

3.1.2.1.	Business Combination IFRS 3 - Reference to the conceptual framework (Applicable on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the buyer applies IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in a business combination.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

In the nine-month period ended September 30, 2021, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in Note 4 to the annual financial statements for the year ended December 31, 2020.

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy, during the crisis caused by the pandemic of COVID-19 and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, the impacts were as expected, according to sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated to the financial instruments, in particular to the risks of liquidity, credit and exchange rate variation, as set forth below.

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	September 30, 2021	December 31, 2020
Assets
Amortized cost
Cash and cash equivalents	5	13,461,967	6,835,057
Trade accounts receivable	7	4,577,069	2,915,206
Other assets (1)		805,090	723,622
		18,844,126	10,473,885
Fair value through other comprehensive income
Other investments - Celluforce	14.1	27,815	26,338
		27,815	26,338
Fair value through profit or loss
Derivative financial instruments	4.5.1	1,268,995	1,341,420
Marketable securities	6	5,468,404	2,396,857
		6,737,399	3,738,277
		25,609,340	14,238,500
Liabilities
Amortized cost
Trade accounts payable	17	2,966,600	2,361,098
Loans, financing and debentures	18.1	77,147,896	72,899,882
Lease liabilities	19.2	5,653,433	5,191,760
Liabilities for assets acquisitions and associates	23	393,721	502,228
Dividends payable		11,173	6,232
Other liabilities (1)		174,626	152,231
		86,347,449	81,113,431
Fair value through profit or loss
Derivative financial instruments	4.5.1	7,680,127	8,117,400
		7,680,127	8,117,400
		94,027,576	89,230,831
		68,418,236	74,992,331

1)	Does not include items not classified as financial instruments.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used to discount	September 30, 2021	December 31, 2020
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	50,780,884	43,703,482
Estimated to present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	18,939,502	20,546,778
In local currency
BNDES – TJLP	DI 1	352,985	1,399,177
BNDES – TLP	DI 1	507,861	647,235
BNDES – Fixed	DI 1	52,081	76,732
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	532,620	960,215
BNDES - Currency basket	DI 1	26,964	27,239
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	3,283,398	3,286,792
Debentures	DI 1	5,679,192	5,498,793
NCE (“Export Credit Notes”)	DI 1	1,325,386	1,322,813
NCR (“Rural Credit Notes”)	DI 1	283,582	283,702
Export credits (“Prepayment”)	DI 1	1,309,448	1,490,242
		83,073,903	79,243,200

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk management

As disclosed in note 4 to annual the financial statements as of December 31, 2020, the Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according to Cash Management Policy.

The cash position is monitored by the Company’s senior management, by means of management reports and participation in performance meetings with determined frequency. In the nine-month period ended September 30, 2021, the impacts in cash and marketable securities were as expected and the cash generated in the operation was used for the most part to debt redemption, including payments made in advance to strengthen the Company's liquidity.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

						September 30, 2021
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,966,600	2,966,600	2,966,600
Loans, financing and debentures	77,147,896	108,890,805	5,231,583	5,643,565	39,055,328	58,960,329
Lease liabilities	5,653,433	10,263,770	912,897	866,883	1,614,735	6,869,255
Liabilities for asset acquisitions and associates	393,721	449,561	107,157	126,459	138,524	77,421
Derivative financial instruments	7,680,127	11,333,026	1,712,295	1,022,447	8,598,284
Dividends payable	11,173	11,173	11,173
Other liabilities	174,626	174,626	103,992	70,634
	94,027,576	134,089,561	11,045,697	7,729,988	49,406,871	65,907,005

						December 31, 2020
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,361,098	2,361,098	2,361,098
Loans, financing and debentures	72,899,882	101,540,320	4,034,595	6,619,518	36,751,023	54,135,184
Lease liabilities	5,191,760	9,552,075	620,177	806,560	2,198,419	5,926,919
Liabilities for asset acquisitions and associates	502,228	573,920	116,376	112,155	253,419	91,970
Derivative financial instruments	8,117,400	10,868,858	1,999,811	1,296,199	4,133,320	3,439,528
Dividends payable	6,232	6,232	6,232
Other liabilities	152,231	152,231	94,722	57,509
	89,230,831	125,054,734	9,233,011	8,891,941	43,336,181	63,593,601

4.3.	Credit risk management

In the nine-month period ended September 30, 2021, there were no significant changes in the credit risk management policies compared to those disclosed in Note 4 to the annual financial statements for the year ended of December 31, 2020.

4.3.1.	Trade accounts receivable and advances to supplier

The Company has commercial and credit policies aimed at mitigating any risks arising from its customers' default, mainly through hiring of credit insurance policies, bank guarantees provided by first-tier banks and collaterals according to liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risk regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine individual credit limits to each customer according to the identified risk. Each analyze is submitted for approval according to established hierarchy and, if applicable, to approval from the Management’s meeting and the Credit Committee.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

4.3.2.	Banks and financial institutions

In the nine-month period ended September 30, 2021, there were no significant changes in the credit risk management policies and procedures related to bank and financial institutions compared to those disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.4.	Market risk management

In the nine-month period ended September 30, 2021, there were no significant changes in the market risk management policies and procedures compared to those disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.4.1.	Exchange rate risk management

As disclosed in note 4 of the annual financial statements for the year ended December 31, 2020, the Company hires U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. Dollars, is set forth below:

	September 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	13,282,704	6,370,201
Trade accounts receivables	3,347,154	1,938,614
Derivative financial instruments	817,391	621,385
	17,447,249	8,930,200
Liabilities
Trade accounts payables	(575,242)	(492,617)
Loans and financing	(63,766,520)	(58,145,087)
Liabilities for asset acquisitions and associates	(264,017)	(313,022)
Derivative financial instruments	(6,905,306)	(6,994,363)
	(71,511,085)	(65,945,089)
Net liability exposure	(54,063,836)	(57,014,889)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.4394).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

The following table set forth the potential impacts in absolute amounts:

	September 30, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	13,282,704	3,320,676	6,641,352
Trade accounts receivable	3,347,154	836,789	1,673,577
Trade accounts payable	(575,242)	(143,811)	(287,621)
Loans and financing	(63,766,520)	(15,941,630)	(31,883,260)
Liabilities for asset acquisitions and associates	(264,017)	(66,004)	(132,009)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

The Company hires sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

Due to pandemic of COVID-19 and the effects on all global economies over the past few quarters, financial markets have experienced volatility throughout the period with a strong sense of aversion to risk, with a consequent substantial devaluation of the Real against the U.S. Dollars.

For the calculation of mark-to-market (“MtM”), the PTAX of the penultimate business day of the quarter was used, in December 2020 it was R$5.1967 and in September 2021 it was R$5.4394, with an increase of 4.67%. These market movements caused a positive impact on the mark-to-market hedge position entered by the Company.

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes, from the base scenario of September 30, 2021.

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a negative impact on the fair value of derivative transactions in the period, this impact was partially offset by the positive effect on the Company's cash flow and, if the exchange rate remains stable, it will be offset by the appreciation of the hedge object in the coming periods. In addition, considering that hedge contracts are limited by the policy in a maximum of 75% of the total exposure in U.S. Dollars, the exchange rate devaluation will always benefit, in a net way, the Company's cash generation in the long run.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

The following table set forth the potential impacts assuming these scenarios:

	September 30, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
	5.4173	6.7716	8.1260	4.0630	2.7087
Financial instruments derivatives
Derivative Non-Deliverable Forward (‘NDF’)	(4,953)	(40,717)	(81,434)	40,717	81,434
Derivative options	(101,355)	(3,440,785)	(8,316,913)	3,958,476	8,882,357
Derivative swaps	(6,488,836)	(4,406,253)	(8,812,503)	4,406,247	8,812,497

4.4.2.	Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already contracted.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the extinction of LIBOR over the next few years, the Company is evaluating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties for the definition of a new rate or an equivalent rate will be provided by the calculation agent.

It is worth mentioning that the clauses related to replacement of the indexes in the Company's debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after the communication from an official government entity with formalization of the replacement/extinguishment of the effective rate of the contract, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021, the Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M for June 30, 2023, the Company can, from this announcement, began negotiations terms of exchange of indexes for its debt contracts and related derivatives.

The Company mapped all contracts subject to IBOR reform that have yet to transition to an alternative benchmark rate and on September 30, 2021 the Company has R$18,293,176 related to loan and financing contracts and R$1,414,889 related to derivative contracts and, initiated contact with the respective counterparties of each contract, to ensure that the terms and good market practices are adopted at the time of the transition of the index until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of the financial contracts linked to LIBOR.

The Company believes it is reasonable to assume that the negotiation of the indexes in its contracts, will move towards to the replacement of LIBOR by SOFR, because the available information, so far, indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impact on its debts and derivatives linked to LIBOR.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	September 30, 2021
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	20,320	312	625
Marketable securities	3,694,549	56,804	113,607
Loans and financing	(9,416,527)	144,779	289,558

TJLP
Loans and financing	(379,855)	4,634	9,268

LIBOR
Loans and financing	(17,623,129)	5,733	11,466

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

The following table set forth the potential impacts assuming these scenarios:

	September 30, 2021
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative Non-Deliverable Forward (‘NDF’)	(4,953)	(1,066)	(2,107)	1,093	2,213
Derivative options	(101,355)	(128,559)	(252,299)	134,852	277,314
Derivative swaps	(6,488,836)	(29,986)	(58,787)	31,126	63,331
LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(6,488,836)	72,273	144,549	(72,279)	(144,554)

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on September 30, 2021. The probable scenario was extrapolated considering an appreciation/depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

The following table set forth the potential impacts in absolute amounts:

	September 30, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
	2.62%	3.27%	3.93%
Embedded derivative in forestry partnership and standing wood supply agreements	101,889	183,463	376,779

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the hardwood pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company's operations. Hardwood pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation. No relevant changes were observed in relation to pulp prices and future markets related to this index due to the crisis caused by the pandemic of COVID-19.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market and indirectly in the costs of other supplies. In this case, the Company evaluates the contracting of derivative financial instruments to mitigate the risk of price variation in its result.

On September 30, 2021, the Company did not hire position to hedge its logistics costs (US$37,757 as of December 31, 2020).

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Instruments hired with protection strategy
Operational Hedge
ZCC	3,702,750	3,212,250	(101,139)	(780,457)
NDF (R$ x US$)	30,000	80,000	(5,338)	7,948

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	3,600,000	3,683,333	(680,926)	(1,059,192)
Swap IPCA to CDI (notional in Brazilian Reais)	843,845	843,845	255,821	285,533
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(141,588)	(114,834)
Swap CDI x Fixed (U.S.$)	2,267,057	2,267,057	(5,105,889)	(4,977,309)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(733,962)	(508,328)

Commodity Hedge
Swap US-CPI (U.S.$) (1)	601,511	646,068	101,889	354,900
Swap VLSFO (2)		37,757		15,759
			(6,411,132)	(6,775,980)

Current assets			515,204	484,043
Non-current assets			753,791	857,377
Current liabilities			(1,619,081)	(1,991,118)
Non-current liabilities			(6,061,046)	(6,126,282)
			(6,411,132)	(6,775,980)

1)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.

2)	As of December 31, 2020, includes Swap Brent, whose contracts were fully settled in the subsequent period.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(ii)	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Amplified Consumer Price Index (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.

(iii)	IPCA swap x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.

(v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin upon expiration of options. The objective is to protect the cash flow of exports against decrease Real.

(vii)	Non Deliverable Forward (“NDF”): positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Brazilian Real.

(viii)	Swap Very Low Sulphur Fuel Oil (“VLSFO”) (oil): oil purchase positions, with the objective of protecting logistical costs related to ocean freight contracts, against the increase in oil prices.

(ix)	Swap US-CPI: The embedded derivative refers to sale swap contracts of variations of US-CPI within the terms of the forest partnership and standing wood supply contracts.

The variation in the fair value of derivatives for the nine-month period ended September 30, 2021 compared to the fair value measured on December 31, 2020 is explained substantially by devaluation of the Brazilian Real against the U.S. Dollar and by the settlements for the period. There were also less significant impacts caused by the variation in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

It is important to highlight that, the outstanding agreements for the nine-month period ended September 30, 2021, are over-the-counter market, without any kind of guaranteed margin or early settlement clause forced by changes from mark to market, including possible variations caused by the pandemic of COVID-19.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

4.5.2.	Fair value by maturity schedule

	September 30, 2021	December 31, 2020
2021	(123,514)	(1,507,075)
2022	(1,098,924)	(918,030)
2023	(350,984)	(433,195)
2024	(733,815)	(705,859)
2025	(2,011,754)	(1,684,124)
2026 onwards	(2,092,141)	(1,527,697)
	(6,411,132)	(6,775,980)

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Debt hedge
Assets
Swap CDI to Fixed (U.S.$)	R$	8,594,225	8,594,225	293,296	719
Swap Pre-Fixed to U.S.$	R$	1,317,226	1,317,226	77,976	136,192
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	93,222	61,120
Swap IPCA to CDI	IPCA	1,043,261	974,102	256,493	285,533
Swap IPCA to U.S.$	IPCA	557,961	520,973
				720,987	483,564
Liabilities
Swap CDI to Fixed (U.S.$)	US$	2,267,057	2,267,057	(5,399,185)	(4,978,028)
Swap Pre-Fixed to U.S.$	US$	350,000	350,000	(811,938)	(644,520)
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	(774,148)	(1,120,312)
Swap IPCA to CDI	R$	843,845	843,845	(672)
Swap IPCA to U.S.$	US$	121,003	121,003	(141,588)	(114,834)
				(7,127,531)	(6,857,694)
				(6,406,544)	(6,374,130)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	3,702,750	3,212,250	(101,139)	(780,457)
NDF (R$ x U.S.$)	US$	30,000	80,000	(5,338)	7,948
				(106,477)	(772,509)
Commodity hedge
Swap US-CPI (standing wood)	US$	601,511	646,068	101,889	354,900
Swap VLSFO	US$		37,757		15,759
				101,889	370,659
				(6,411,132)	(6,775,980)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	September 30, 2021	December 31, 2020
Operational hedge
Zero cost collar (R$ x U.S.$)	(1,274,027)	(2,268,158)
NDF (R$ x U.S.$)	2,036	(60,815)
	(1,271,991)	(2,328,973)
Commodity hedge
Swap Bunker (oil)	57,606	(85,468)
	57,606	(85,468)
Debt hedge
Swap CDI to Fixed (U.S.$)	(221,115)	(1,888,906)
Swap IPCA to CDI (notional in Brazilian Reais)	41,651	10,601
Swap IPCA to Fixed (U.S.$)		10,054
Swap Pre-Fixed to U.S.$	49,562	59,351
Swap LIBOR to Fixed (U.S.$)	(310,969)	(242,299)
	(440,871)	(2,051,199)
	(1,655,256)	(4,465,640)

4.6.	Fair value hierarchy

For the nine-month period ended September 30, 2021, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3 during the periods disclosed.

	September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,268,995		1,268,995
Marketable securities	727,168	4,741,236		5,468,404
	727,168	6,010,231		6,737,399

Fair value through other comprehensive income
Other investments - CelluForce			27,815	27,815
			27,815	27,815

Biological assets			11,807,705	11,807,705
			11,807,705	11,807,705
	727,168	6,010,231	11,835,520	18,572,919

Liabilities
Fair value through profit or loss
Derivative financial instruments		7,680,127		7,680,127
		7,680,127		7,680,127
		7,680,127		7,680,127

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,341,420		1,341,420
Marketable securities	444,712	1,952,145		2,396,857
	444,712	3,293,565		3,738,277

Fair value through other comprehensive income
Other investments - CelluForce			26,338	26,338
			26,338	26,338

Biological assets			11,161,210	11,161,210
			11,161,210	11,161,210
	444,712	3,293,565	11,187,548	14,925,825

Liabilities
Fair value through profit or loss
Derivative financial instruments		8,117,400		8,117,400
		8,117,400		8,117,400
		8,117,400		8,117,400

4.7.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	September 30, 2021	December 31, 2020
Cash and banks (1)	0.37	9,948,881	6,212,318

Cash equivalents
Local currency
Fixed-term deposits (Compromised)	87.96 of CDI	20,320	115,032

Foreign currency
Fixed-term deposits (2)	0.53	3,492,766	507,707
		13,461,967	6,835,057

1)	Refers substantially to investments in foreign currency in the Sweep Account modality, which is a remunerated account, whose balance is applied and made available automatically and daily.

2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

6.	MARKETABLE SECURITIES

	Average yield p.a. %	September 30, 2021	December 31, 2020
In local currency
Private funds	104.57 of CDI	16,789	175,317
Public titles measured at fair value through profit or loss	104.57 of CDI	727,168	444,712
Private Securities (CDBs)	102.64 of CDI	2,710,263	1,585,605
Private Securities (CDBs) - Escrow Account (1)	102.78 of CDI	240,329	184,778
Other		2,097	6,445
		3,696,646	2,396,857
Foreign currency
Time deposits (2)	0.83	1,769,374
Other	2.56	2,384
		1,771,758
		5,468,404	2,396,857

Current		5,228,075	2,212,079
Non-Current		240,329	184,778

1)	Includes escrow account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions related to transactions with (i) CMPC Celulose Riograndense SA (“CMPC”) as a result of the Losango Project, for sale land and forests, whose agreement was signed in December 2012 and (ii) Turvinho, for the sale of rural properties (Note 1.2.2.).

2)	Refers to Time Deposit applications, with maturity over 90 days, which is a remunerated bank deposit with a specific maturity period.

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	September 30, 2021	December 31, 2020
Domestic customers
Third parties	1,203,426	970,796
Related parties (Note 11) (1)	69,577	47,685

Foreign customers
Third parties	3,347,154	1,938,614

(-) Expected credit losses	(43,088)	(41,889)
	4,577,069	2,915,206

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable for the nine-month period ended September 30, 2021, is R$7,475,734 (R$5,388,370 as of December 31, 2020).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

7.2.	Breakdown of trade accounts receivable by maturity

	September 30, 2021	December 31, 2020
Current	4,390,029	2,603,229
Overdue
Up to 30 days	146,888	209,210
From 31 to 60 days	17,365	51,420
From 61 to 90 days	1,874	2,062
From 91 to 120 days	1,610	6,665
From 121 to 180 days	3,061	8,618
From 181 days	16,242	34,002
	4,577,069	2,915,206

7.3.	Rollforward of the expected credit losses

	September 30, 2021	December 31, 2020
Beginning balance	(41,889)	(41,996)
Addition	(6,045)	(9,350)
Reversal	360	3,328
Write-off	4,850	7,737
Exchange rate variation	(364)	(1,608)
Ending balance	(43,088)	(41,889)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has no customer responsible for more than 10% of net sales of pulp and/or paper segment for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020.

8.	INVENTORIES

	September 30, 2021	December 31, 2020
Finished goods
Pulp
Domestic (Brazil)	657,417	553,229
Foreign	1,258,585	1,102,994
Paper
Domestic (Brazil)	383,540	225,058
Foreign	99,178	87,638
Work in process	88,058	81,465
Raw material	1,558,624	1,450,507
Spare parts and other	607,057	508,444
	4,652,459	4,009,335

Inventories are disclosed net of estimated losses.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

8.1.	Rollforward of estimated losses

	September 30, 2021	December 31, 2020
Beginning balance	(79,885)	(106,713)
Addition (1)	(39,213)	(77,173)
Reversal	6,658	11,498
Write-off (2)	42,178	92,503
Ending balance	(70,262)	(79,885)

1)	Refers substantially to the (i) raw material in the amount of R$22,636 (R$56,305 as of December 31, 2020) and (ii) spare parts in the amount of R$10,296 (R$14,036 as of December 31, 2020).

2)	Refers mainly to the amounts of (i) finished pulp product of R$3,058 (R$32,018 as of December 31, 2020) and (ii) raw material of R$36,735 (R$49,550 as of December 31, 2020).

For the nine-month period ended September 30, 2021 and for the year ended December 31, 2020, there were no inventory items pledged as collateral.

9.	RECOVERABLE TAXES

	September 30, 2021	December 31, 2020
IRPJ/CSLL – prepayments and withheld taxes	207,422	223,754
PIS/COFINS – on acquisition of property, plant and equipment (1)	83,545	126,990
PIS/COFINS – operations	302,106	287,206
PIS/COFINS – exclusion ICMS (2)	509,518	128,115
ICMS – on acquisition of property, plant and equipment (3)	119,015	112,672
ICMS – operations (4)	1,483,697	1,393,260
Reintegra program (5)	89,593	110,121
Other taxes and contributions	47,831	24,089
Provision for loss of ICMS credits (6)	(1,195,533)	(1,164,782)
	1,647,194	1,241,425

Current	427,987	406,850
Non-current	1,219,207	834,575

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company and its associates filed legal actions over the years to recognize the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992, as disclosed in Note 20.3.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the State of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Bahia, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in State of Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in State of Maranhão and the provision for full loss of the low probability of realization of the units of States of Espírito Santo and Bahia due to the difficulty of its realization.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

9.1.	Rollforward of provision for loss

	ICMS	PIS/COFINS	Total
Balance as of December 31, 2019	(1,304,329)	(21,132)	(1,325,461)
Addition	(64,107)		(64,107)
Write-off	57,254	21,132	78,386
Reversal (1)	146,400		146,400
Balance as of December 31, 2020	(1,164,782)		(1,164,782)
Addition	(42,942)		(42,942)
Write-off	671		671
Reversal	11,520		11,520
Balance as of September 30, 2021	(1,195,533)		(1,195,533)

1)	Refers to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10.	ADVANCE TO SUPPLIERS

	September 30, 2021	December 31, 2020
Forestry development program	1,220,625	1,015,115
Advance to suppliers	39,327	43,162
	1,259,952	1,058,277

Current	39,327	43,162
Non-current	1,220,625	1,015,115

In the annual financial statements for the year ended December 31, 2020, the characteristics of the advances were disclosed, which did not change during the period of 2021.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the specific prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses e (iv) social services.

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services and (iv) real estate consulting.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the nine-month period ended September 30, 2021, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements for the year ended December 31, 2020.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

11.1.	Balances recognized in assets and liabilities and amounts transacted in the period

	Assets		Liabilities		Financial result		Operating result
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Transactions with controlling shareholders
Suzano Holding	5	3				(910)	(1,961)	(2,936)
	5	3				(910)	(1,961)	(2,936)

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – note 11.2)			(5)	(5)			(75)	(1,060)
Bexma Participações Ltda	2	1					22	8
Bizma Investimentos Ltda	1	1					6	10
Ensyn Technologies		2,829			1	943
Fundação Arymax							1	2
Ibema Companhia Brasileira de Papel (1)	70,487	56,013	(4,335)	(2,834)			120,912	77,947
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	1	1					(3,401)	(4,169)
IPLF Holding S.A.	1						9	4
Mabex Representações e Participações Ltda								(50)
Lazam MDS Corretora e Adm. Seguros S.A.								3
Nemonorte Imóveis e Participações Ltda			(15)	(15)			(139)	(145)
	70,492	58,845	(4,355)	(2,854)	1	943	117,335	72,550
	70,497	58,848	(4,355)	(2,854)	1	33	115,374	69,614

Assets
Trade accounts receivable	69,577	47,685
Other assets	920	11,163
Liabilities
Trade accounts payable			(4,350)	(2,849)
Other liabillities			(5)	(5)
	70,497	58,848	(4,355)	(2,854)

1) Refers mainly to the sale of pulp.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set for the below:

	September 30, 2021	September 30, 2020
Short-term benefits
Salary or compensation	35,947	35,092
Direct and indirect benefits	662	649
Bonus	4,874	4,997
	41,483	40,738
Long-term benefits
Share-based compensation plan	47,832	60,718
	47,832	60,718
	89,315	101,456

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the rates of 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ and 9% for CSLL, on the net income. Balances are recognized in the Company's income on the accrual basis.

Associates located in Brazil have their taxes calculated and provisioned in accordance with current legislation and their specific tax regime, including, in some cases, presumed profit method. The associates located abroad are taxed in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in associate, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its associate located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the nine-month period ended September 30, 2021. There is no provision for tax related to the profit of such associate in 2021.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

12.1.1.	Deferred income and social contribution taxes

	September 30, 2021	December 31, 2020
Tax loss	1,123,779	1,013,008
Negative tax basis of social contribution	391,573	329,412

Assets temporary differences
Provision for judicial liabilities	252,673	233,100
Operating provisions and other losses	1,025,776	1,051,096
Exchange rate variation	6,378,267	6,112,906
Derivatives losses (“MtM”)	2,179,654	2,303,833
Amortization of fair value adjustment on business combination	703,600	718,645
Unrealized profit on inventories	398,433	176,847
Leases	358,952	287,066
Provision of deferred taxes on results of associates abroad		33,893
Other temporary differences (1)		158,172
	12,812,707	12,417,978

Liabilities temporary differences
Goodwill - Tax benefit on unamortized goodwill	677,335	469,875
Property, plant and equipment - deemed cost	1,342,105	1,385,642
Accelerated tax depreciation	964,462	1,025,136
Borrowing cost	97,541	110,036
Fair value of biological assets	378,301	237,879
Tax provision on results of associates abroad	214,676
Deferred taxes, net of fair value adjustment	444,387	469,419
Tax credits - gains in tax lawsuit (exclusion of ICMS from the PIS and COFINS contribution tax basis)	173,236	43,559
Other temporary differences	15,091
	4,307,134	3,741,546

Non-current assets	8,505,573	8,677,002
Non-current liabilities		570

1)	On December 29, 2020, with the final decision of Administrative Council for Economic Defense’s (“CADE”) approval, related to the purchase and sale agreement of rural property, Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition only occurred at the Closing of the transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation, which are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

12.1.2.	Breakdown of accumulated tax losses and social contribution tax loss carryforwards

	September 30, 2021	December 31, 2020
Tax loss carry forward	4,495,116	4,052,013
Negative tax basis of social contribution carryforward	4,350,811	3,660,133

12.1.3.	Rollforward of deferred tax assets

	September 30, 2021	December 31, 2020
Beginning balance	8,676,432	1,555,165
Tax loss	110,771	412,759
Negative tax basis of social contribution	62,161	183,066
Provision (Reversal) for judicial liabilities	19,573	(32,471)
Operating provisions and other losses	7,179	136,400
Exchange rate variation	265,361	4,110,964
Derivative (gains) losses (“MtM”)	(124,179)	1,685,406
Amortization of fair value adjustment on business combination	9,987	37,917
Unrealized profit on inventories	221,586	(116,475)
Lease	71,886	265,022
Goodwill - Tax benefit on unamortized goodwill	(207,460)	(253,018)
Property, plant and equipment - deemed cost	43,537	120,578
Accelerated tax depreciation	60,674	88,064
Borrowing cost	12,495	(5,487)
Fair value of biological assets	(172,921)	(184,377)
Deferred taxes on the result of associates abroad	(248,569)	497,743
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (Note 20.3)	(129,677)
Other temporary differences (1)	(173,263)	175,176
Ending balance	8,505,573	8,676,432

1)	On December 29, 2020, with the final decision of CADE's approval related to the purchase and sale agreement of rural property (Note 1.2.2), Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition occurred at the Closing of the Transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	September 30, 2021	September 30, 2020
Net income (loss) before taxes	6,736,046	(26,291,561)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(2,290,256)	8,939,131

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	2,392,272	1,098,670
Equity method	40,741	2,517
Thin capitalization (2)	(471,617)	(459,905)
Credit related to Reintegra Program	5,475	4,678
Tax incentives (3)	6,926	6,584
Directors bonus	(14,101)	(5,508)
Write-off of tax credits, donations, fines and other	(83,421)	76,108
	(413,981)	9,662,275
Income tax
Current	(229,798)	(100,364)
Deferred	(124,882)	7,179,254
	(354,680)	7,078,890
Social Contribution
Current	(13,725)	(4,935)
Deferred	(45,576)	2,588,320
	(59,301)	2,583,385
Income and social contribution benefits (expenses) on the period	(413,981)	9,662,275

Effective rate of income and social contribution tax expenses	6.15%	36.75%

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

1)	The effect of the difference in taxation of associates is substantially due to the difference between the nominal rates of Brazil and associates abroad.

2)	The brazilian thin capitalization rules establish that interest paid or credited by a brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On September 30, 2021 the Company did not meet all limits and requirements.

3)	Income tax and social contribution deduction on profit or loss referring to the use of the PAT benefit ("Worker Food Program"), donations made in cultural and sporting projects, exploration profit and expenses with research and development

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendence (“SUDENE”) in the Mucuri (BA), Eunápolis – Veracel (BA) and Imperatriz (MA) regions and in areas of the Superintendence of the Amazon Development (“SUDAM”) in the Belém (PA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027, Imperatriz facility, expire in 2024 and Eunápolis – Veracel (BA) and Belém (PA), facility expire in 2025.

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2019	10,571,499
Addition	3,392,975
Depletion	(3,094,742)
Transfers	(23,471)
Gain on fair value adjustment	466,484
Disposal	(93,847)
Other write-offs	(57,688)
Balances on December 31, 2020	11,161,210
Addition	2,624,958
Depletion	(2,318,956)
Transfers	23,471
Gain on fair value adjustment	564,533
Disposal	(173,230)
Other write-offs	(74,281)
Balances on September 30, 2021	11,807,705

The Company reassesses the main assumptions used to measure the fair value of biological assets every six months in June and December. The main assumptions used and assessment methodology are disclosed in Note 13 of the financial statements for the year ended December 31, 2020.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

On June 30, 2021, the Company reassessed the main assumptions used in measuring the fair value of biological assets. The fair value of forests is determined by the income method (“income approach”) using the discounted cash flow model.

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions such as Average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

The assumptions used in measurement of the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;
iii)	IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;

iv)	The estimated average standard cost per hectare includes expenses on silvicultural and forest management, applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;

v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and

vi)	The discount rate used in cash flows is measured based on capital structure and other economic assumptions in an independent market participant in the sale of standing wood (forests).

The following table discloses the measurement of the premises adopted:

	June 30, 2021	December 31, 2020
Planted useful area (hectare)	954,008	1,020,176
Mature assets	102,941	111,866
Immature assets	851,067	908,310
Average annual growth (IMA) – m3/hectare/year	38.55	38.43
Average gross sale price of eucalyptus – R$/m3	72.61	70.22
Discount rate - %	8.9%	8.9%

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by variation of indicators mentioned above, which combined, resulted in a positive variation of R$564,533 recognized under other operating income (expense), net.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

	June 30, 2021	December 31, 2020
Physical changes	268,831	156,906
Price	295,702	309,578
	564,533	466,484

The Company manages the financial risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

The Company has no biological assets pledged in the nine-month period ended September 30, 2021 and year ended December 31, 2020.

14.	INVESTMENTS

14.1.	Investments breakdown

	September 30, 2020	December 31, 2020
Investments in associates and joint ventures	259,419	96,373
Goodwill (1)	231,743	236,360
Other investments evaluated at fair value through other comprehensive income - Celluforce	27,815	26,338
	518,977	359,071

1)	The movement is due to the events disclosed in Note 1.2.5.

Investments are disclosed net of estimated losses.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

14.2.	Investments in associates and joint ventures

				Company Participation
	Information of joint ventures as of September 30, 2021			Carrying amount		In the income (expenses) of the period
	Equity	Income (expenses) of the period	Participation equity (%)	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2020
Associate
Ensyn Corporation	23,977	(16,151)	26.24%	6,292	5,472	(4,237)	(14,196)
Spinnova Plc (1)	654,139	(92,023)	19.14%	125,202	15,387	(17,612)	(4,205)
				131,494	20,859	(21,849)	(18,401)

Joint ventures
Domestic (Brazil)
Ibema Companhia Brasileira de Papel	223,353	62,999	49.90%	111,453	70,305	31,436	24,189
Foreign
F&E Technologies LLC	10,905		50.00%	5,453	5,209		1,614
Woodspin Oy	22,038	(6)	50.00%	11,019		(3)
				127,925	75,514	31,433	25,803

Other movements (1)						110,239
						110,239
				259,419	96,373	119,823	7,402

1)	Increase in Spinnova’s investment refers to the effects of this investee’s IPO (Note 1.2.5).

Average share price quoted on the NFNGM is EUR12.23 (twelve Euros and twenty-three cents) in the nine-month period ended September 30, 2021.

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		4.03	5.86		16.24

Cost
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967
Additions	2,274	2,825	194,086	1,289,738	14,332	1,503,255
Write-offs	(213,399)	(26,564)	(92,915)	(18,853)	(25,189)	(376,920)
Transfer and other (2)	(198,144)	459,084	562,747	(1,357,202)	137,126	(396,389)
Balance as of December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions	25,235		206,457	937,830	14,696	1,184,218
Write-offs	(480,769)	(639)	(93,207)	(1,324)	(3,686)	(579,625)
Transfer and other (2)	341,824	155,129	530,638	(749,115)	21,840	300,316
Balance as of September 30, 2021	9,798,595	9,357,624	43,828,383	1,070,775	1,092,445	65,147,822

Depreciation
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)
Additions		(291,862)	(2,390,583)		(110,012)	(2,792,457)
Write-offs		25,992	64,397		8,067	98,456
Balance as of December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(255,521)	(1,756,546)		(89,920)	(2,101,987)
Write-offs		164	65,583		1,383	67,130
Transfer and other (2)		(115)	481		158	524
Balance as of September 30, 2021		(3,501,258)	(22,867,054)		(752,044)	(27,120,356)

Book value
Balance as of December 31, 2020	9,912,305	5,957,348	22,007,923	883,384	395,930	39,156,890
Balance as of September 30, 2021	9,798,595	5,856,366	20,961,329	1,070,775	340,401	38,027,466

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Includes transfers carried out between the items of property, plant and equipment, intangible, inventories and assets held for sale (Note 1.2.2).

For the nine-month period ended September 30, 2021, the Company did not identify any trigger to perform the impairment test of property, plant and equipment.

15.1.	Items pledged as collateral

For the nine-month period ended September 30, 2021, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$19,786,457 (R$20,903,151 in the same units as of December 31, 2020).

15.2.	Capitalized expenses

For the nine-month period ended September 30, 2021, the Company capitalized loan costs in the amount of R$5,060 (R$9,891 as of September 30, 2020). The weighted average interest rate, adjusted by the equalization of exchange rate effects, utilized to determine the capitalized amount was 11,51% p.a. (9.66% p.a. as of September 30, 2020).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	September 30, 2021	December 31, 2020
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	1,196	1,196
	8,017,579	8,017,579

1)	Refer to other intangible assets with indefinite useful life such as servitude and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 28.4.

For the nine-month period ended September 30, 2021, the Company did not identify any trigger to perform the impairment test.

16.2.	Intangible assets with determined useful life

		September 30, 2021	December 31, 2020
Beginning balance		8,741,949	9,649,789
Additions		215,545	2,307
Write-offs		(1,244)
Amortization		(729,469)	(980,385)
Transfers and others		5,366	70,238
Ending balance		8,232,147	8,741,949
Represented by	Average rate %
Non-compete agreement	5 and 46.1	5.473	5,706
Research and development agreement	5,4	59.993	66,272
Ports concession	4,3	202.122	209,506
Lease agreements	16,9	23.748	29,373
Supplier agreements	12,9	74.072	85,182
Port service contracts	4,2	616.783	639,275
Cultivars	14,3	86.666	101,960
Development and implementation of systems	11,2	1.188	1,392
Trademarks and patents	10,0	14.857	16,627
Customer portfolio	9,1	6.771.811	7,388,820
Supplier agreements	17,6	35.907	41,250
Software	20,0	114.315	123,788
Others	5,0	225.212	32,798
		8.232.147	8,741,949

17.	TRADE ACCOUNTS PAYABLE

	September 30, 2021	December 31, 2020
In local currency
Related party (Note 11.1) (1)	4,350	2,849
Third party	2,387,008	1,865,632
In foreign currency
Third party	575,242	492,617
	2,966,600	2,361,098

1)	The balance refers, substantially, to transactions with Ibema Companhia Brasileira de Papel and Nemonorte Imóveis e Participações Ltda.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
In foreign currency
BNDES	UMBNDES	4.69	13,043	2,506	15,084	24,486	28,127	26,992
Bonds	Fixed	4.99	384,034	779,046	45,076,613	37,232,554	45,460,647	38,011,600
Export credits (“export prepayment”)	LIBOR/Fixed	1.92	56,858	718,623	18,236,318	19,400,208	18,293,176	20,118,831
Others			1,512	2,516			1,512	2,516
			455,447	1,502,691	63,328,015	56,657,248	63,783,462	58,159,939
In local currency
BNDES	TJLP	7.18	68,778	276,441	308,268	1,254,222	377,046	1,530,663
BNDES	TLP	11.51	27,249	25,535	508,218	522,367	535,467	547,902
BNDES	Fixed	4.85	25,878	29,115	28,650	47,177	54,528	76,292
BNDES	SELIC	5.42	33,912	98,531	777,913	1,068,959	811,825	1,167,490
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	11.51	1,566,513	32,156	1,629,201	3,025,527	3,195,714	3,057,683
NCE (“Export credit note”)	CDI	10.20	12,331	15,184	1,276,009	1,275,045	1,288,340	1,290,229
NCR (“Rural producer certificate”)	CDI	11.21	1,504	2,738	273,783	273,578	275,287	276,316
Export credits (“export prepayment”)	Fixed	8.06	50,547	77,570	1,314,468	1,313,661	1,365,015	1,391,231
Debentures	CDI	10.31	67,490	7,590	5,417,331	5,415,061	5,484,821	5,422,651
Others (Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination)			(23,609)	(24,165)		3,651	(23,609)	(20,514)
			1,830,593	540,695	11,533,841	14,199,248	13,364,434	14,739,943
			2,286,040	2,043,386	74,861,856	70,856,496	77,147,896	72,899,882

Interest on financing			602,983	935,010			602,983	935,010
Non-current funding			1,683,057	1,108,376	74,861,856	70,856,496	76,544,913	71,964,872
			2,286,040	2,043,386	74,861,856	70,856,496	77,147,896	72,899,882

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

18.2.	Rollforward in loans, financing and debentures

	September 30, 2021	December 31, 2020
Beginning balance	72,899,882	63,684,326
Fundraising, net issuances	16,788,680	14,761,796
Interest accrued	2,292,512	3,286,254
Premium with repurchase of bonds	260,289	391,390
Monetary and exchange rate variation, net	3,124,920	13,365,471
Settlement of principal	(15,407,928)	(19,092,810)
Settlement of interest	(2,633,676)	(3,244,949)
Settlement of premium with early repurchase	(260,289)	(378,382)
Amortization of fundraising costs	86,292	87,959
Others	(2,786)	38,827
Ending balance	77,147,896	72,899,882

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

18.3.	Breakdown by maturity – non current

	2022	2023	2024	2025	2026	2027 onwards	Total
In foreign currency
BNDES	3,481	11,603					15,084
Bonds				1,827,714	2,831,676	40,417,223	45,076,613
Export credits (“export prepayment”)	761,515		4,769,419	7,308,748	4,435,195	961,441	18,236,318
	764,996	11,603	4,769,419	9,136,462	7,266,871	41,378,664	63,328,015
In local currency
BNDES – TJLP	16,821	65,301	37,309	89,746	84,422	14,669	308,268
BNDES – TLP	4,717	18,866	18,866	17,618	21,161	426,990	508,218
BNDES – Fixed	6,042	18,610	3,998				28,650
BNDES – Selic	9,465	57,697	49,352	177,941	177,986	305,472	777,913
CRA (“Agribusiness Receivables Certificates”)		1,629,201					1,629,201
NCE (“Export credit note”)				640,800	635,209		1,276,009
NCR (“Rural producer certificate”)				137,500	136,283		273,783
Export credits (“export prepayment”)			1,314,468				1,314,468
Debentures				2,340,550	2,329,039	747,742	5,417,331
	37,045	1,789,675	1,423,993	3,404,155	3,384,100	1,494,873	11,533,841
	802,041	1,801,278	6,193,412	12,540,617	10,650,971	42,873,537	74,861,856

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

18.4.	Breakdown by currency

	September 30, 2021	December 31, 2020
Brazilian Reais	13,353,249	14,727,803
U.S. Dollar	63,766,520	58,145,087
Currency basket	28,127	26,992
	77,147,896	72,899,882

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	September 30, 2021	December 31, 2020
Bonds	434,970	171,451	263,519	238,568
CRA and NCE	125,222	100,924	24,298	32,374
Export credits (“export prepayment”)	174,104	76,879	97,225	56,028
Debentures	24,467	10,698	13,769	16,039
BNDES (“IOF”) (1)	62,658	48,544	14,114	40,611
Others	18,147	16,931	1,216	1,422
	839,568	425,427	414,141	385,042

1)	Tax on Financial Operations

18.6.	Relevant transactions entered into the period

18.6.1.	Export Prepayment Agreements (“EPP”)

On February 10, 2021, the Company, through its associate Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), entered into a sustainability-linked export prepayment agreement in the amount of US$1.570.000 (equivalent to R$8,481,768 on the transaction date) maturing in six years, with quarterly interest rate payment of LIBOR plus 1.15%, which may be subject to positive or negative adjustments ranging from -2bps/+2bps p.a. depending on our progress in achieving certain milestones towards satisfying key performance metrics (“KPIs”) related to our industrial water withdrawals and greenhouse gas emissions, to be confirmed by an independent external verifier.

18.6.2.	Issuance of Sustainability-linked Notes 2032 (“Notes 2032”)

On July 1, 2021, the Company, through its associate Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$1,000,000 (equivalent to R$5,005,500 on the transaction date) with yield of 3.280% p.a., with a coupon of 3.125% p.a., to be paid semi-annually, on the 15th of January and July of each year, starting on January 15, 2022, and maturing on January 15, 2032 (“Notes”).

The Notes have environmental performance indicators (“Key Performance Indicator - KPI”) associated with a goal of (i) reducing the industrial water withdrawal intensity and (ii) achieve 30% in the representative of women in leadership positions in the Company by the end of 2025, evidencing Suzano’s commitment to a more efficient usage of natural resources in its operations and with diversity & inclusion and in convergence with the implementation of its Long Term Goal.

Under the terms of the Senior Notes 2032, from July 16, 2027 until the due date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2027, of compliance with the target of reducing industrial water abstraction to a volume less than or equal to 26.1m³ per ton produced, calculated using the average of realized values in 2025 and 2026. In parallel, from July 16, 2026 until the due date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the thereof trustee, together with a confirmation issued by the external expert at least 30 days prior to July 16, 2026, that the target of 30% or more women in leadership positions has been met by December 31, 2025. Additionally, pursuant to the Sustainability-Linked Securities Framework, the Company has committed to publish annually a Sustainability Report, together with a verification assurance report issued by the External Verifier. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the Capital Markets Association.

The Notes are senior obligations and are fully guaranteed by the Company.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

18.6.3.	Issuance of Sustainability-linked Notes 2028 (“Notes 2028”)

On September 8, 2021, the Company, through its associate Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$500,000 (equivalent to R$2,609,500 on the transaction date) with yield of 2.70% p.a., with a coupon of 2.50% p.a., to be paid semi-annually, on the 15th of March and September of each year, starting on March 15, 2022, and maturing on September 15, 2028.

The Notes have the same environmental performance indicators (KPI) assumed by the 2032 Senior Notes and are fully guaranteed by the Company. However, in case of non-compliance with any of the indicators, the increase in interest rates will be of 25.0 basis points by target.

18.7.	Relevant transactions settled in the period

18.7.1.	Early settlement of financing with BNDES

On February 9, 2021, the Company early settled a financing contract with BNDES, in the principal amount of R$1,454,025, with original maturity in May 2026 and monthly interest rate indexed to SELIC + 3% p.a. and TJLP + 2%, transaction cost in the amount of R$24,097 and premium payment in the amount of R$32,933.

18.7.2.	Export Prepayment Agreements (“EPP”)

On March 8, 2021, the Company, through its associate Suzano Pulp and Paper Europe S.A., partially settled the export prepayment agreement in the principal amount of US$1,666,848 (equivalent to R$9,558,205 on the transaction date), with original maturity in December 2023 and quarterly interest payments of 1.15% p.a. plus quarterly LIBOR.

18.7.3.	Total Repurchase of 2024 Notes

On July 26, 2021 the Company, through its associate Fibria Overseas Finance Ltd. (“Fibria Overseas”) exercised its right to redeem all of the outstanding aggregate principal amount of its 5.250% Notes due 2024 (“2024 Notes”) currently outstanding, in the total aggregate principal amount of US$352,793 (equivalent to R$1,829,690 on the transaction date).

Fibria Overseas redeemed the 2024 Notes, with funds obtained from the issuance of the 2032 Notes (Note 30.1), at a repurchase price equal to the greater of (a) 100.0% of the principal amount thereof, and (b) the sum of the present values of each remaining scheduled payment of principal and interest thereon discounted to the repurchase date on a semi-annual basis using a discount rate equal to the treasury rate plus 0.40%, plus in the case of item (a) only, accrued and unpaid interest on the principal amount of the 2024 Notes to the repurchase date (the “Make-Whole Amount”), plus in each case any accrued and unpaid interest and additional amounts, if any, on such securities to the repurchase date, as calculated by the Independent Investment Banker.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

In the execution of the total repurchase, premium payments were made in the amounts of US$43,781 (equivalent to R$227,063 on the transaction date), to the bondholders of Notes 2024 recognized in the financial result and payment of interest of US$3,807 (equivalent to R$19,745 on the transaction date).

The 2024 Notes are no longer listed on the NYSE and the related guarantee by the guarantor was cancelled and any obligation thereunder extinguished.

18.7.4.	Early Settlement of the Export Prepayment Agreement

On July 27, 2021 the Company, through its associate Suzano Pulp and Paper Europe S.A., concluded the early settlement of the export prepayment agreement, entered into on December 4, 2018, as part of the funding structure for payment of the cash installment related to the business combination with Fibria Celulose S.A., with the Company as guarantor of the transaction (“Prepayment Agreement”). On this date, the updated balance of the Prepayment Agreement was US$333,152 (equivalent to R$1,721,364 on the transaction date), at the cost of Libor + 1.15% p.a., with an average term of 24 months and final maturity in December 4, 2023.

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use

The rollforward is set forth below:

	Lands and farms	Machines and equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237
Additions/updates	858,085	45,624	90,616	95,768	2,675	1,092,768
Depreciation (1)	(265,091)	(18,078)	(43,903)	(122,904)	(313)	(450,289)
Write-offs	(74,578)	(72,332)	(1,728)			(148,638)
Balance as of December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	578,524	4,286	41,690	1,211	4,436	630,147
Depreciation (1)	(223,716)	(11,919)	(41,608)	(93,962)	(3,797)	(375,002)
Write-offs				(5,982)		(5,982)
Balance as of September 30, 2021	2,642,869	77,632	91,066	1,778,586	3,088	4,593,241

1)	The amount of depreciation related to land is reclassified to biological assets to compose the formation cost.

For the nine-month period ended September 30, 2021, the Company is not committed to lease agreements not yet in force.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

19.2.	Lease liabilities

The balance of lease payables for the nine-month period ended September 30, 2021, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	11.89	April/2049	2,784,468
Machines and equipment’s	11.05	April/2035	174,110
Buildings	9.70	March/2031	82,266
Ships and boats	11.39	February/2039	2,609,704
Vehicles	10.04	October/2023	2,885
			5,653,433

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms like the lease agreements.
2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The Company have renewed the subleasing transaction of 2 (two) ships, under the same conditions as before, for another period of 10 months and the amount of US$7,500 (equivalent to R$40,253 on the transaction date), only replacing the ships, due to the need for planned operational maintenance. The transaction has been effective since February 08, 2021 and May 11, 2021, for each of the ships.

The rollforward is set forth below:

Balance as of December 31, 2019	3,984,070
Additions	1,092,768
Write-offs	(148,638)
Payments	(824,245)
Accrual of financial charges (1)	486,286
Exchange rate variation	601,519
Balance as of December 31, 2020	5,191,760
Additions	630,147
Write-offs	(5,982)
Payments	(697,702)
Accrual of financial charges (1)	411,706
Exchange rate variation	123,504
Balance as of September 30, 2021	5,653,433

Current	623,136
Non-current	5,030,297

1)	On September 30, 2021, the amount of R$93,856 related to interest expenses on leased lands was capitalized to biological assets to compose the formation cost (R$63,838 as of September 30, 2020).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

19.2.1.	Amounts recognized in the statement of income for the period

The amounts recognized are set for the below:

	September 30, 2021	September 30, 2020
Expenses relating to short-term assets	4,291	3,695
Expenses relating to low-value assets	2,974	10,042
	7,265	13,737

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, social security, labor, civil and environment risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings, based on legal advice, which reflect the estimated probable losses.

The Company’s Management believes that, based on the elements existing at the base date of these unaudited condensed consolidated interim financial information, its provision for tax, social security, civil, environment and labor risks, accounted for according to IAS 37 is enough to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Rollforward and changes in the provisions according to the nature of the proceedings for probable losses, net of judicial deposits

	September 30, 2021
	Tax and social security	Labor	Civil and environment	Contingent liabilities (1) (2)	Total
Balance provision at the beginning for the period	476,070	217,180	50,368	2,709,253	3,452,871
Payments	(17,901)	(28,605)	(40,374)		(86,880)
Write-off	(1,322)	(45,938)	(16,239)	(9,697)	(73,196)
Additions	16,194	70,581	34,357		121,132
Monetary adjustment	6,858	12,825	11,229		30,912
Balance provision	479,899	226,043	39,341	2,699,556	3,444,839
Judicial deposits	(135,738)	(35,515)	(175)		(171,428)
Balance provision at the end for the period	344,161	190,528	39,166	2,699,556	3,273,411

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,499,348 and civil in the amount of R$200,208, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

	December 31, 2020
	Tax and social security	Labor	Civil and environment	Contingent liabilities (1) (2)	Total
Balance provision at the beginning for the period	492,413	227,139	64,897	2,902,352	3,686,801
Payments	(23,162)	(43,783)	(14,618)		(81,563)
Write-off	(23,106)	(52,333)	(25,223)	(193,099)	(293,761)
Additions	20,560	64,053	17,337		101,950
Monetary adjustment	9,365	22,104	7,975		39,444
Balance provision	476,070	217,180	50,368	2,709,253	3,452,871
Judicial deposits	(135,641)	(57,780)	(3,495)		(196,916)
Balance provision at the end for the period	340,429	159,400	46,873	2,709,253	3,255,955

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,508,162 and civil in the amount of R$201,091, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

20.1.1.	Tax and social security

For the nine-month period ended September 30, 2021, the Company has 53 (fifty-three) (51 (fifty-one) as of December 31, 2020) administrative and judicial lawsuits of a tax and social security nature in which the disputed matters related, Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, Tax on Sales and Services (“ICMS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.2.	Labor

For the nine-month period ended September 30, 2021, the Company has 982 (nine hundred eighty two) (1,010 (one thousand and ten) as of December 31,2020) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil and environment

For the nine-month period ended September 30, 2021, the Company has 51 (fifty-one) (58 (fifty eight) as of December 31, 2020) civil and environmental lawsuits.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management with the support from legal counsel and therefore no provision was recorded:

	September 30, 2021	December 31, 2020
Taxes and social security (1)	7,336,504	7,145,147
Labor	252,867	263,971
Civil and environment (1)	3,861,489	3,068,884
	11,450,860	10,478,002

1)	The amounts above do not include the fair value adjustment allocated to probable contingencies of R$2,600,685 (R$2,677,970 as of December 31, 2020), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination, as presented in note 20.1.1. above.

In the nine-month period ended September 30, 2021, there were no significant changes in the main nature of these contingencies compared to those disclosed in Note 20 to the annual financial statements for the year ended December 31, 2020.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

20.3.	Assets arising from the exclusion of VAT (ICMS) from PIS and COFINS tax basis

In the nine-month period ended September 30, 2021, there were no significant changes in the main nature of these contingencies compared to those disclosed in Note 20 to the annual financial statements for the year ended December 31, 2020, except as disclosed set forth below.

In judgment held on May 13, 2021, the Federal Supreme Court (“STF”) examined the amendment of judgment filed by the Federal Government, set out the understanding regarding the exclusion of VAT (ICMS) from PIS and COFINS tax basis in the Extraordinary Appeal proceeding No. 574,706, stating that:

(i)	The effects of exclusion of VAT (ICMS) from PIS and COFINS tax basis must take place after March 15, 2017, except for lawsuits and administrative requirements filled by March 15, 2017, and

(ii)	The VAT (ICMS) to be excluded from tax basis from PIS and COFINS is what is highlighted in the invoices.

With the edition of Opinion Nº. 7698/2021, the National Treasury Attorney's Office ("PGFN"), confirming the understanding of the STF, established that:

(i)	Regarding to income earned from March 16, 2017, VAT (ICMS) value highlighted in the corresponding sales invoices must not be included on tax basis of PIS and COFINS, regardless of whether legal entity has filed a lawsuit or not; and

(ii)	Regarding to income earned up to March 15, 2017, VAT (ICMS) value highlighted in the corresponding sales invoices must not be included on tax basis of PIS and COFINS, only if the legal entity has filed a lawsuit by March 15, 2017.

Over the years, the Company and its associates have filled lawsuits to recognize their rights to exclude ICMS (VAT) from the PIS and COFINS tax basis, including periods since March 1992. The lawsuits filed by the Company and its associates are in different procedural phases, with some final decision and other pending final position by the Courts. Notwithstanding, the fact that the lawsuits are in different procedural phases, the Company believes, supported by its legal counsel, that due to the final decision by the STF on the matter, the economic benefits arising from the lawsuits are practically certain and, therefore, they are no longer contingent assets, and the credits must be recorded.

Thus, in the nine-month period ended September 30, 2021, the total PIS and COFINS tax credits to be recovered recognized by the Company, following exactly the terms decided by the STF regarding the exclusion of ICMS (VAT) from the PIS and COFINS tax basis, is R$509,518, of which were registered, R$128,115 in September 2019 and R$381,403 until June 2021. Recognition is based on the best estimate and tax documents currently available, and this amount may be subject to adjustments arising from obtaining tax documents for older periods and/or other adjustments, to the estimate that may arise in the final confirmation of the effective values of the credit.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2020 and have not been changed during the period of 2021.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by BrasilPrev, for the nine-month period ended September 30, 2021 amounted R$10,270 (R$6,115 as of September 30, 2020) recognized in under cost of sales, selling and general and administrative expenses.

21.2.	Defined benefits plan

The Company offers medical assistance and life insurance in addition to the pension plans, which are measured by actuarial calculation and recognized in the unaudited condensed consolidated interim financial information.

The rollforward of actuarial liability prepared based on actuarial report, is set forth below:

Balance on December 31, 2019	736,179
Interest on actuarial liabilities	53,092
Actuarial loss	33,843
Employee contribution	(88)
Exchange rate variation	487
Benefits paid	(38,468)
Balance on December 31, 2020	785,045
Interest on actuarial liabilities	41,886
Exchange rate variation	(12)
Benefits paid	(31,829)
Balance on September 30, 2021	795,090

22.	SHARE-BASED COMPENSATION PLAN

For the nine-month period ended September 30, 2021, the Company has 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

The characteristics and measurement method of such each plan were disclosed in the annual financial statements for the year ended December 31, 2020 and have not been changed during the period of 2021.

22.1.	Long term compensation plans (“PS and SAR”)

The rollforward is set forth below:

	September 30, 2021	December 31, 2020
	Number of outstanding options
Beginning balance	5,772,356	5,996,437
Granted during of the period	1,883,863	1,770,384
Exercised (1)	(1,058,147)	(1,789,413)
Exercised due to resignation (1)	(66,216)	(21,253)
Abandoned / prescribed due to resignation	(276,516)	(183,799)
Ending balance	6,255,340	5,772,356

1)	The average price for share options exercised and exercised due to termination of employment, for the nine-month period ended September 30, 2021 was R$65.95 (sixty-five Brazilian Reais and ninety-five cents) ( (R$43.14 (forty-three Brazilian Reais and fourteen cents) as of December 31, 2020).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

22.2	Common stock option plan

The position is set forth below:

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted year for transfer of shares
Program 4	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022
Program 2020	01/02/2020	01/02/2021	R$51.70	106,601	01/02/2024

22.3	Balances and result

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	September 30, 2021	December 31, 2020	September 30, 2021	September 30, 2020
Non-current liabilities
Provision for phantom stock plan	206,961	195,135	(75,057)	(102,021)
Equity
Stock option granted	14,244	10,612	(3,632)	(2,566)
Total general and administrative expenses from share-based transactions			(78,689)	(104,587)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	September 30, 2021	December 31, 2020
Lands and forests acquisition
Real estate receivables certificates (1)		37,104
		37,104
Business combination
Facepa (2)	43,025	41,721
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	350,696	423,403
	393,721	465,124
	393,721	502,228

Current	91,828	101,515
Non-current	301,893	400,713

1)	Refers to obligations related to houses built in Imperatriz (Maranhão), updated by IPCA, whose early settlement was carried out in the nine-month period ended September 30, 2021.

2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.

3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

24.	SHAREHOLDERS’ EQUITY

24.1	Share capital

For the nine-month period ended September 30, 2021, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735. The breakdown of the share capital is set forth below:

	Ordinary
	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements and related persons	33,780,534	2.48
Alden Fundo de Investimento em Ações	26,154,744	1.92
	622,357,404	45.72
Treasury	12,042,004	0.88
Other shareholders	726,864,176	53.40
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the nine-month period ended September 30, 2021, SUZB3 common shares ended the period quoted at R$54.52 (fifty-four Brazilian Reais and fifty-two cents) (R$58.54 (fifty-eight Brazilian Reais and fifty-four cents) on December 31, 2020).

24.2	Treasury shares

For the nine-month period ended September 30, 2021, the Company has 12,042,004 common shares of own issuance held in treasury, with an average cost of R$18.13 (eighteen Brazilian Reais and thirteen cents) per share, with historical value of R$218,265 and market value corresponding to R$656,530. For the nine-month period ended September 30, 2021 and 2020, there was no movement of purchase or sale.

25.	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	September 30, 2021	September 30, 2020
Resulted of the period attributable for controlling shareholders’	6,315,893	(16,640,130)
Weighted average number of shares in the period – in thousands	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(12,042)	(12,042)
Weighted average number of outstanding shares – in thousands	1,349,222	1,349,222
Basic earnings (loss) per common share - R$	4.68114	(12.33313)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

25.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	September 30, 2021	September 30, 2020
Resulted of the period attributed to controlling shareholders’	6,315,893	(16,640,130)
Weighted average number of shares in the period (except treasury shares) – in thousands	1,349,222	1,349,222
Adjustment by stock options – in thousands	237
Weighted average number of shares (diluted) – in thousands	1,349,459	1,349,222
Diluted earnings (loss) per common share - R$	4.68032	(12.33313)

On September 30, 2020, due to the loss in the period, the Company does not consider the dilution effect in the measurement.

26.	NET FINANCIAL RESULT

	September 30, 2021	September 30, 2020
Financial expenses
Interest on loans, financing and debentures (1)	(2,287,452)	(2,512,873)
Premium expenses on early settlements	(260,289)	(391,390)
Amortization of fundraising costs (2)	(90,270)	(72,516)
Interest expense on lease liabilities	(411,706)	(348,068)
Other (3)	(86,134)	(160,084)
	(3,135,851)	(3,484,931)
Financial income
Cash and cash equivalents and marketable securities	93,623	128,099
Amortization of fair value adjustment on business combination		71,428
Other	31,311	62,059
	124,934	261,586
Results from derivative financial instruments
Income	4,893,859	2,758,943
Expenses	(6,184,266)	(14,865,122)
	(1,290,407)	(12,106,179)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(3,124,920)	(18,215,632)
Lease	(123,504)	(832,055)
Other assets and liabilities (4)	859,834	2,053,281
	(2,388,590)	(16,994,406)
Net financial result	(6,689,914)	(32,323,930)

1)	Does not include R$5,060 arising from capitalized loan costs for the nine-month period ended September 30, 2021 (does not include R$9,891 as of September 30, 2020).

2)	Includes an expense of R$3,978 arising from transaction costs with loans and financing that were recognized directly to the statement of income (R$2,276 as of September 30, 2020).

3)	Includes amortization of fair value adjustment on business combination of R$8,289 (R$35,772 as of September 30, 2020).

4)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2021

27.	NET SALES

	September 30, 2021	September 30, 2020
Gross sales	34,639,280	26,358,917
Sales deductions
Returns and cancelations	(47,210)	(52,724)
Discounts and rebates	(3,874,014)	(2,941,620)
	30,718,056	23,364,573
Taxes on sales	(1,222,596)	(917,272)
Net sales	29,495,460	22,447,301

28.	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information disclosed under “Not Segmented” is related to statement of income and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all our property, plant and equipment, biological and intangible assets are in Brazil.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

28.2	Information of operating segments

	September 30, 2021
	Pulp	Paper	Not segmented	Total
Net sales	25,139,249	4,356,211		29,495,460
Domestic market (Brazil)	1,670,728	3,053,357		4,724,085
Foreign market	23,468,521	1,302,854		24,771,375
Cost of sales	(12,200,038)	(2,722,562)		(14,922,600)
Gross profit	12,939,211	1,633,649		14,572,860
Gross margin (%)	51.47%	37.50%		49.41%

Operating income (expenses)	(912,984)	(233,916)		(1,146,900)
Selling	(1,302,720)	(354,081)		(1,656,801)
General and administrative	(760,691)	(294,457)		(1,055,148)
Other operating, net	1,070,754	374,472		1,445,226
Income from associates and joint ventures	79,673	40,150		119,823
Operating profit before net financial income (“EBIT”) (1)	12,026,227	1,399,733		13,425,960
Operating margin (%)	47.84%	32.13%		45.52%

Financial result, net			(6,689,914)	(6,689,914)

Net income (loss) before taxes	12,026,227	1,399,733	(6,689,914)	6,736,046

Income taxes			(413,981)	(413,981)

Net income (loss) for the period	12,026,227	1,399,733	(7,103,895)	6,322,065
Profit (loss) margin for the period (%)	47.84%	32.13%		21.43%

Attributable to
Controlling shareholders’	12,026,227	1,399,733	(7,110,067)	6,315,893
Non-controlling interest			6,172	6,172

Depreciation, depletion and amortization	4,772,011	436,712		5,208,723

1)	EBIT (“Earnings before interest and tax”).

	September 30, 2020
	Pulp	Paper	Not segmented	Total
Net sales	19,031,290	3,416,011		22,447,301
Domestic market (Brazil)	1,155,999	2,288,630		3,444,629
Foreign market	17,875,291	1,127,381		19,002,672
Cost of sales	(11,839,056)	(2,243,631)		(14,082,687)
Gross profit	7,192,234	1,172,380		8,364,614
Gross margin (%)	37.8%	34.3%		37.3%

Operating income (expenses)	(1,815,181)	(517,064)		(2,332,245)
Selling	(1,302,925)	(281,703)		(1,584,628)
General and administrative	(680,019)	(283,267)		(963,286)
Other operating, net	159,473	48,794		208,267
Income (loss) from associates and joint ventures	8,290	(888)		7,402
Operating profit before net financial income (“EBIT”) (1)	5,377,053	655,316		6,032,369
Operating margin (%)	28.3%	19.2%		26.9%

Financial result, net			(32,323,930)	(32,323,930)

Net income (loss) before taxes	5,377,053	655,316	(32,323,930)	(26,291,561)

Income taxes			9,662,275	9,662,275

Net income (loss) for the period	5,377,053	655,316	(22,661,655)	(16,629,286)
Profit (loss) margin for the period (%)	28.3%	19.2%		(74.1)%

Attributable to
Controlling shareholders’	5,377,053	655,316	(22,672,499)	(16,640,130)
Non-controlling interest			10,844	10,844

Depreciation, depletion and amortization	4,635,402	375,717		5,011,119

1)	EBIT (“Earnings before interest and tax”).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

28.3	Net sales by product

The following table set forth the breakdown of net sales by product:

Products	September 30, 2021	September 30, 2020
Market pulp (1)	25,139,249	19,031,290
Printing and writing paper (2)	3,512,800	2,700,073
Paperboard	807,762	676,721
Other	35,649	39,217
	29,495,460	22,447,301

1)	Net sale from fluff pulp represents approximately 0.7% of total net sales and, therefore, was included in market pulp net sales.

2)	Tissue is a recently launched product and its revenues represent approximately 2.2% of total net sales and, therefore, was included in printing and writing paper net sales.

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	September 30, 2021	December 31, 2020
Pulp	7,897,051	7,897,051
Consumer goods	119,332	119,332
	8,016,383	8,016,383

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information Nine-month period ended September 30, 2021

29.	RESULTS BY NATURE

	September 30, 2021	September 30, 2020
Cost of sales (1)
Personnel expenses	(841,994)	(715,005)
Costs with raw materials, materials and services	(6,089,145)	(5,549,242)
Logistics cost	(3,119,714)	(3,197,133)
Depreciation, depletion and amortization	(4,419,908)	(4,242,562)
Operating expenses Covid-19 (6)		(46,896)
Other (2)	(451,839)	(331,849)
	(14,922,600)	(14,082,687)
Selling expenses
Personnel expenses	(162,270)	(145,335)
Services	(83,188)	(77,719)
Logistics cost	(662,395)	(607,544)
Depreciation and amortization	(707,722)	(701,253)
Other (3)	(41,226)	(52,777)
	(1,656,801)	(1,584,628)
General and Administrative expenses
Personnel expenses	(658,689)	(550,835)
Services	(211,555)	(208,227)
Depreciation and amortization	(77,217)	(53,950)
Social actions COVID-19	(23,910)	(48,558)
Operating expenses Covid-19 (6)		(34,353)
Other (4)	(83,777)	(67,363)
	(1,055,148)	(963,286)
Other operating (expenses) income net
Rents and leases	2,412	3,332
Result from sale of other products, net	21,833	39,140
Result from sale and disposal of property, plant and equipment and biological assets, net (2) (5)	492,828	(679)
Result on fair value adjustment of biological assets	564,533	173,733
Depreciation and amortization	(3,876)	(13,354)
Result on disposal of investments		(9,404)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (7)	368,965
Other operating income (expenses), net	(1,469)	15,499
	1,445,226	208,267

1)	Includes R$127,486 related to maintenance downtime costs (R$291,357 related to idle capacity and maintenance downtime as of September 30, 2020).

2)	Includes R$444 related to the formation cost of the biological asset applied directly in the statement of income (R$817 as of September 30, 2020).

3)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.

4)	Includes corporate expenses, insurance, materials of use and consumption, social programs and donations, travel and accommodation.

5)	Includes, substantially, the net gain on the sale of rural properties and forests to Turvinho and Bracell (Note 1.2.2.).

6)	Includes, mainly, expenses in the manufacturing units for the refurbishment of cafeterias and workplaces, expansion of the frequency of conservation, cleaning, hygiene and maintenance of common areas, public transport with greater space between passengers, distribution of masks and realization rapid tests on employees working in factories. As of 2021, these expenses were incorporated into the normal course of the Company's operations

7)	Refers to the recognition of (i) R$381,403, related to the tax credit, as described in Note 20.3 and (ii) R$12,438 related to the provision for legal fees.